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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0722 Expires: September 30, 2021 Estimated average burden hours per response . . . . . . . 5.0

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	May 31, 2024

American Hospitality Properties REIT II, Inc.

(Exact name of issuer as specified in its charter)

Delaware	92-2883234
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14643 Dallas Parkway, Suite 970, Dallas, Texas 75254

(Full mailing address of principal executive offices)

(214) 750-2967

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Common Stock

Item 9. Other Events

On January 31, 2024, American Hospitality Properties REIT II, Inc. (the “Company”) entered into a joint venture (the “Joint Venture”) with American Hospitality Properties REIT, Inc. (“REIT I”), pursuant to which the Company and REIT I acquired a seven-hotel portfolio (the “Portfolio”) from Lakemore-Phoenix Investment Platform B, LLC (“Platform B”). Platform B initially acquired the Portfolio in July 2017, with substantially all of the equity required for the acquisition being provided by an unrelated Dubai-based investment fund. The Joint Venture acquired the Portfolio from Platform B for a purchase price equal to approximately $90.7 million consisting of approximately $25.7 million in equity and the assumption of approximately $65 million in debt secured by the Portfolio, representing a discount of approximately 35% on the book value of Platform B. The stabilized value of the properties in the Portfolio as of the end of 2022 (the date of the most recent appraisal) was $96.1 million. The equity portion of the purchase price was initially funded by capital contributions to the joint venture by the Company and REIT I in the amounts of $7.2 million and $21.8 million, respectively. Pursuant to the terms of the joint venture agreement, the Company had the option to acquire up to a 50% interest in AHP REIT Port B LLC, the entity owning the Portfolio, at a value equal to the cash paid by the Joint Venture for the Portfolio (including all transaction fees). On May 31, 2024, the Company completed its acquisition of a 50% interest in the Joint Venture for an aggregate purchase price of approximately $14.5 million, which amount was fully funded by the proceeds of the Company’s offering of shares of its common stock pursuant to an offering statement qualified by the Securities and Exchange Commission in September 2023.

The seven hotel properties owned by the Joint Venture consist of:

Hotel	Address	Date of Construction	Date of Recent Renovation	Number of Rooms
TownePlace Suites	5437 S 48th St Springdale, AR 72762	January 2009	N/A	92

Aloft Rogers	1103 S 52nd St Rogers, AR 72758	June 2008	N/A	124

Fairfield Inn & Suites	3408 Access Rd Jonesboro, AR 72401	June 2009	N/A	83

Courtyard Baton Rouge	10307 N Mall Dr Baton Rouge, LA 70809	September 1997	2023	121

Residence Inn Baton Rouge	10333 N Mall Dr. Baton Rouge, LA 70809	May 2000	N/A	108

TownePlace Suites	5424 Citrus Blvd Harahan, LA 70123	June 2000	2021	124

Hampton Inn & Suites	11281 Summerlin Square Dr Fort Myers, FL 33931	February 2001	2023	120

Each of these hotels is associated with the Marriott brand, except for the Hampton Inn & Suites which is associated with the Hilton brand.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	American Hospitality Properties REIT II, Inc.

By (Signature and Title)	/s/ Jay Anderson, Executive Vice President and CFO

Date	July 25, 2024